UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

November 27, 2023
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Laerskool Havinga is a 100 kW (AC) rooftop solar installation to be located at 29 general Pienaar Ave, Witpoortje, South Africa ("Project"). The Project will be connected "behind the meter" at the Laerskool Dr Havinga facility.

This solar plant will be leased to Laerskool Dr Havinga, the roof owner and offtaker, through a take-or-pay contract for a period of 10 years ("Solar Lease").

Energea Portfolio 3 Africa LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $191,151 with a projected IRR of 12.8% ($USD).

Key Information

General Info

Project Owner	Energea Portfolio 3 Africa LLC
Project Location	Witpoortje, 1725 South Africa
Technology	Rooftop Solar
System Size (AC/DC)	100 kW AC / 84 kW DC
Estimated Year 1 Production	126,985.9 kWh
Coordinates	-26.138964° S / 27.835161° E
Roof Status	Verified by a third-party engineer
Project Status	Under Construction
Useful Equipment Life (Years)	25

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Laerskool Dr Havinga
EPC Contractor	WHP Energy Solutions (PTY) LTD
O&M Contractor	WHP Energy Solutions (PTY) LTD
Roof Owner	Laerskool Dr Havinga
Asset Manager	The Sun Exchange (PTY) LTD ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	3,132,560 ZAR
Project Soft Costs	107,100 ZAR
Developer Fee	243,597 ZAR
Total Project Financing	3,483,257 ZAR
Debt Funding	N/A
Equity Funding	3,483,257 ZAR
Cell Owner IRR	12.8% ($USD)

Project Review

Site

Laerskool Dr Havinga, the offtaker, owns the property on which the Project will be installed. The rights to use the roof for a 10-year term has been secured through the Solar Lease.

Origin Consulting Engineers (Origin CE) performed their roof inspection of the Laerskool Dr Havinga rooftops on March 15th, 2023. During the inspection of the existing pitched metal roof, they confirmed that the existing steel trusses and beams can accommodate the additional load of the proposed solar installation. After the Project is constructed, Origin CE will provide the final structural competence certificate in accordance with section 14 subsection (2A) of the NBR and Building Standards Act (1977).

Design

The Project will employ 140 x 600 Wp CS7L-600MS (1500V) solar modules manufactured by Canadian Solar, a Tier 1 module manufacturer based in China. The plant will also use two (2) 50kW SUN-50K-SG01HP3-EU (400V) Sunsynk three phase hybrid inverter. Sunsynk is a well-known worldwide inverter manufacturer that is highly recommended for C&I installations in South Africa. They have multiple distributors in South Africa, allowing them to ship products to site quickly. Their technical support systems are worldwide and provide high levels of service in South Africa. The array will be mounted to a standard, pitched, standing seam roof. The racking/clamp assembly is made by Lumax, a manufacturer whom Energea has worked with in the past. The system will also be utilizing two (2) LiTE Home 100/80HV batteries manufactured by Freedom WON. This manufacturer comes highly recommended by Sun Exchange and WHP due to their high-quality product with local service centers and distributions centers in South Africa. This allows for more efficient RMA and warranty work through the manufacturer.

Regarding Energy Production, the Project is estimated to produce 126.9 MWh/year with a Performance Ratio of 76.4%. More energy resource data can be found in "Exhibit II - Energy Resource Study".

Interconnection

The Project will be connected to the distribution network owned and operated by City Power Johannesburg. The Project applied for interconnection with the Energy Management Department and obtained the pre-approval for the installation of 100kW on May 5, 2023.

Once the installation of the Project is finished, the Energy Management Department will witness the commissioning process and verify compliance of the system 7-days from the request of the service.

Offtaker

The Sun Exchange Trust and Laerskool Dr Havinga signed an Asset Lease to Own Agreement on April 24, 2023. This revenue agreement stipulates a variable-priced rent to be paid by Laerskool Dr Havinga based on the number of kWh produced by the Project per month. The tariff is adjusted annually on the anniversary of the COD date. The main terms of the Agreement are show on the Table 1 with additional detail in Legal Review below.

Table 1 - Solar Lease Main Terms
Revenue Contract Term	20 years
Asset Rental Rate	1.63 ZAR per kWh
Annual Adjustment	CPI + 2%

Engineering, Procurement and Construction ("EPC")

WHP Energy Solutions has been selected as the EPC partner for the Project. WHP and Sun Exchange signed an EPC Contract on September 26, 2023. Sun Exchange has worked with WHP before on solar assets in Cape Town. Due diligence was performed on the contractor, and we believe they are capable of installing the Project. Sun Exchange will also have a Project Manager or Engineer onsite during the installation process. Constant oversight, especially during the key install phases will ensure a quality product that meets Energea's standards.

Insurance

During construction, WHP will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion. After COD and during operation, Sun Exchange will provide and maintain an All-Risk Propriety and General Liability insurance for the project. In each case, Energea will be named as an additional insured under such policies.

O&M

The O&M services will be provided by WHP for the first 2 years of operation. This service includes monitoring, reporting, module Cleaning, preventative maintenance, saving calculations and on-site IT and technical support.

Financial Analysis

The resulting nominal IRR, in USD, of Laerskool Havinga is projected to be 12.80%, with an estimated payback of 8 years, 1 month, and 24 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2032 (shown annually) are presented on Exhibit I.

Energea is acquiring 100.00% ownership of the Project with a total investment of $191,151.45 USD.

This analysis makes use of an inflation assumption, using the latest 5-year average value, from January 2023, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Revenue

The source of the project's revenue originates from a 10-year term equipment rental contract with Laerskool Dr Havinga, for a fixed monthly price of ZAR 42,594, readjusted annually on the anniversary of the Lease Start Date by the ZAR CPI rate, plus a 2% spread. The average customer savings during the period is estimated to be of 46.31%.

Operating Expenses

The only project-level operating expense assumed is the price paid to Sun Exchange under a turnkey Asset Management Agreement which requires Sun Exchange to provide all asset management services the Project needs including operations and maintenance, insurance, accounting, and other Project related fees and expenses. The value of the management fee is calculated as 23.52% of the collected revenue.

Capex

The costs to construct the Project, inclusive of the Value-Added Tax ("VAT") of 15,00% are described in the table below:

Table 2 - Capital Expenditures Assumptions
Acquisition Costs	N/A	N/A

Modules	398,286 ZAR	4.74 ZAR/Wdc
Inverters	253,000 ZAR	3.01 ZAR/Wdc
Mounting Materials	23,919 ZAR	0.28 ZAR/Wdc
Electrical Materials	321,640 ZAR	3.83 ZAR/Wdc
Installation	313,955 ZAR	3.74 ZAR/Wdc
Battery	1,310,875 ZAR	15.61 ZAR/Wdc
Rental Equipment	194,555 ZAR	2.32 ZAR/Wdc
Monitoring Equipment	97,901 ZAR	0.92 ZAR/Wdc
Others	286,492 ZAR	3.41 ZAR/Wdc
Hard Costs	3,132,560 ZAR	37.29 ZAR/Wdc

Basic Studies and Executive Project	18,600 ZAR	0.22 ZAR/Wdc
Contingency	30,000 ZAR	0.36 ZAR/Wdc
Engineering	53,000 ZAR	0.63 ZAR/Wdc
Site Management	5,500 ZAR	0.07 ZAR/Wdc
Soft Costs	107,100 ZAR	1.28 ZAR/Wdc

Developer Fees	243,597 ZAR	2.90 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	3,483,257 ZAR	41.47 ZAR/Wdc
Total CapEx (All-In)	191,151 USD	2.28 USD/Wdc

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Asset Lease to Own Agreement;
2.     EPC Contract.

Contracts Summary

Table 3 - Solar Lease Summary
Contract	Asset Lease to Own Agreement
Date	April 24th, 2023
Parties	The Sun Exchange (SA) Bewind Trust - As Lessor Laerskool Dr Havinga - As Lessee
Term	9 years and 11 months from the Lease Start Date, with the option to renew for a further period of 9 years and 11 months
Object	Lessor will lease to Lessee the asset, a photovoltaic electricity power generator, located at 29 Andries Pretorius Street, Witpoortjie, Johannesburg, Gauteng.
Initial Asset Rental Fixed Monthly Charge	ZAR 42,594
Asset Rental Annual Escalation Rate	2% plus the CPI rate for the 12 month period in question
Escalation Frequency and Date	Annually on the anniversary of the Lease Start Date
Payment	Monthly, within 14 (fourteen) days of receipt of each monthly invoice
Late Payment	Interest of 2% (two per cent) per month
Currency	South African Rand
Insurance
Lessor shall insure the asset from the COD for an amount equal to the full insurable value of the asset, the premiums and any increases payable in respect of such insurance being for the account of the Lessor.

Buy-Out Option	Lessee has the option at any time to purchase the asset (and all its component parts) from Lessor.
Termination Buy-Out
In case of termination pursuant to the Lessee's breach, Lessor is entitled, in its sole discretion, to exercise the Termination Buy-Out Option, as a consequence of which the Lessee shall be compelled to pay the Lessor the Buy-Out Price.

Remedy of Lessee	Lessee's remedy against the Lessor for a breach of any obligation is to claim specific performance. Lessee is precluded from cancelling the agreement pursuant to Lessor's breach.
Dispute Resolution	Arbitration

Table 4 - EPC Contract
Contract	EPC Contract including Long Term Performance Tests
Date	September 26th, 2023
Parties	Sun Exchange (PTY) LTD - As Customer WHP Energy Solutions (PTY) LTD - As Contractor
Term	2 years from the Commercial Operation Date
Object
Technical planning, design, the procurement and delivery of all necessary components, manufacture, assembly and construction services as well as the installation and connection to the Client's electrical reticulation and where grid tied, to the local grid, which is necessary for delivery and transfer from the Contractor to the Customer of a fully operational, turnkey Solar Plant, with a total electrical capacity of 84.0 kWp of the installed modules and 2x100/80kWh battery energy storage system, which is suitable for safe and continued operation for a period of at least 20 years after it is connected to the electrical reticulation.

Construction Contract Price	R 3,206,060.09 (exclusive of VAT)
Rate Fluctuation	Should the ZAR/USD forex rates fluctuate by more than 5% before NTP, the Contractor shall be required to reprice the Construction Contract Price in accordance with the forex rate fluctuation.
O&M Scope of Works	The Contractor shall provide Operation and Maintenance Services, for 2 years post COD and until the achievement of Final Completion.
O&M Contract Price	R 103,000.00 (exclusive of VAT)
Delay Liquidated Damages	If Contractor fails to complete the works by the due date, the Contractor shall pay the Customer Delay Liquidated Damages.
Performance Liquidated Damages	If the guaranteed performance ratio or guaranteed availability is not achieved, the Contractor shall pay the Customer Performance Liquidated Damages.
Warranty Period	2 years starting from the date of issuance of the COD Notice
Performance Guarantee
As a condition to achieving the COD, the Contractor shall obtain and deliver (at its cost) to the Customer a Performance Guarantee as security for its proper performance of its obligations, in an amount no less than 5% (five percent) of the Construction Contract Price.

Governing Law	South Africa
Disputes Resolution	Arbitration

Documentation Checklist

Table 5 - Documentation Checklist
Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
	Incentives	X
EPC	Construction Set*	X
	Equipment Warranties	X
Equipment Purchase Order
	Equipment Datasheet	X
	EPC Contract	X
	EPC Insurance	X
Asset Management	O&M Agreement
	Asset Management Agreement	X
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Laerskool Dr Havinga Project.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date November 27, 2022

Exhibit I

Income Statement, Cash Flow Statement and Balance Sheet

Consolidated Statements of Income
					December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Gross revenue	R 0	R 497,096	R 535,488	R 561,553	R 589,443	R 619,285	R 651,216	R 685,382	R 721,940	R 761,057
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	0	497,096	535,488	561,553	589,443	619,285	651,216	685,382	721,940	761,057
Costs and expenses:
Operations and maintenance	0	0	0	0	0	0	0	0	0	0
Land or roof rental	0	0	0	0	0	0	0	0	0	0
Insurance	0	0	0	0	0	0	0	0	0	0
FX Wire Fees	0	0	0	0	0	0	0	0	0	0
Banking Fees	0	0	0	0	0	0	0	0	0	0
Postage and Courier Services	0	0	0	0	0	0	0	0	0	0
Travel	0	0	0	0	0	0	0	0	0	0
Utilities	0	0	0	0	0	0	0	0	0	0
Management Fees	0	116,917	125,947	132,077	138,637	145,656	153,166	161,202	169,800	179,001
Other	0	0	0	0	0	0	0	0	0	0
Total costs and expenses	0	116,917	125,947	132,077	138,637	145,656	153,166	161,202	169,800	179,001
Income from operations	0	380,179	409,541	429,476	450,806	473,629	498,050	524,180	552,139	582,056
Interest and other income (expense), net	0	0	0	0	0	0	0	0	0	0
Depreciation and amortization	0	(348,326)	(348,326)	(348,326)	(348,326)	(348,326)	(348,326)	(348,326)	(348,326)	(348,326)
Income before provision for income taxes	0	31,853	61,215	81,150	102,480	125,303	149,724	175,854	203,814	233,730
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	R 0	R 31,853	R 61,215	R 81,150	R 102,480	R 125,303	R 149,724	R 175,854	R 203,814	R 233,730

Consolidated Statements of Cash Flow
					December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Cash flows from operating activities
Net income	R 0	R 31,853	R 61,215	R 81,150	R 102,480	R 125,303	R 149,724	R 175,854	R 203,814	R 233,730
Adjustments in net income:
Depreciation and amortization	0	348,326	348,326	348,326	348,326	348,326	348,326	348,326	348,326	348,326
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	0	380,179	409,541	429,476	450,806	473,629	498,050	524,180	552,139	582,056
Cash flows from investing activities
Purchases of property and equipment, net	(3,483,257)	0	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(3,483,257)	0	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	3,483,257	0	0	0	0	0	0	0	0	0
Distributions paid to investors	0	(347,603)	(407,989)	(427,814)	(449,028)	(471,727)	(496,015)	(522,003)	(549,810)	(579,563)
Net cash used in financing activities	3,483,257	(347,603)	(407,989)	(427,814)	(449,028)	(471,727)	(496,015)	(522,003)	(549,810)	(579,563)

Net increase (decrease) in cash	0	32,576	1,553	1,661	1,778	1,902	2,035	2,178	2,330	2,493
Cash at beginning of the period	0	0	32,576	34,128	35,790	37,567	39,469	41,504	43,682	46,012
Cash at end of the period	R 0	R 32,576	R 34,128	R 35,790	R 37,567	R 39,469	R 41,504	R 43,682	R 46,012	R 48,505

Consolidated Balance Sheet
					December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Assets
Current assets:
Cash and cash equivalents	R 0	R 32,576	R 34,128	R 35,790	R 37,567	R 39,469	R 41,504	R 43,682	R 46,012	R 48,505
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	0	32,576	34,128	35,790	37,567	39,469	41,504	43,682	46,012	48,505
Property and equipment	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257
Depreciation	0	(348,326)	(696,651)	(1,044,977)	(1,393,303)	(1,741,629)	(2,089,954)	(2,438,280)	(2,786,606)	(3,134,932)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R 3,483,257	R 3,167,507	R 2,820,734	R 2,474,070	R 2,127,522	R 1,781,098	R 1,434,807	R 1,088,659	R 742,663	R 396,830

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0	R 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257	3,483,257
Retained earnings	0	(315,750)	(662,523)	(1,009,188)	(1,355,736)	(1,702,160)	(2,048,450)	(2,394,598)	(2,740,594)	(3,086,427)
Total stockholders' equity	3,483,257	3,167,507	2,820,734	2,474,070	2,127,522	1,781,098	1,434,807	1,088,659	742,663	396,830
Total liabilities and stockholders' equity	R 3,483,257	R 3,167,507	R 2,820,734	R 2,474,070	R 2,127,522	R 1,781,098	R 1,434,807	R 1,088,659	R 742,663	R 396,830

Exhibit II

Energy Resource Study

HelioScope
Annual Production Report produced by Matimba Mathebula

# Blue roof - Sunsynk (Final Design) Laerskool Dr Havinga, 29 General Pienaar Ave Straat, Witpoortje 1725 South Africa

## Report

| | |
|---|---|
| Project Name | Laerskool Dr Havinga |
| Project Address | 29 General Pienaar Ave Straat, Witpoortje 1725 South Africa |
| Prepared By | Matimba Mathebula<br>matimba.mathebula@thesunexchange.com |

sunexchange

## System Metrics

| | |
|---|---|
| Design | Blue roof - Sunsynk (Final Design) |
| Module DC Nameplate | 84.0 kW |
| Inverter AC Nameplate | 100.0 kW<br>Load Ratio: 0.84 |
| Annual Production | 127.0 MWh |
| Performance Ratio | 76.4% |
| kWh/kWp | 1,511.7 |
| Weather Dataset | TMY, 10km Grid, meteonorm (meteonorm) |
| Simulator Version | 9e57107c03-aec6342684-fc8c8616be-2e104601d5 |

## Project Location

Karlien En Kandas
Laerskool Dr. HAVINGA
Andries Pretorius St
Corlett Ave
Google
(Pty) Ltd Imagery ©2023 Airbus, CNES / Airbus, Maxar Technologies

## Monthly Production

15k
10k
5k
0
kWh
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

| Month | GHI (kWh/m²) | POA (kWh/m²) | Shaded (kWh/m²) | Nameplate (kWh) | Grid (kWh) |
|---|---|---|---|---|---|
| January | 208.6 | 203.5 | 203.5 | 15,716.9 | 12,860.2 |
| February | 172.9 | 168.1 | 168.1 | 13,001.6 | 10,677.8 |
| March | 175.8 | 170.2 | 170.2 | 13,138.5 | 10,869.1 |
| April | 143.8 | 138.8 | 138.8 | 10,661.2 | 9,022.8 |
| May | 133.7 | 129.5 | 129.5 | 9,861.0 | 8,425.1 |
| June | 118.0 | 114.4 | 114.4 | 8,660.6 | 7,523.6 |
| July | 130.9 | 126.5 | 126.5 | 9,606.3 | 8,338.4 |
| August | 156.6 | 150.7 | 150.7 | 11,562.2 | 9,805.9 |
| September | 179.5 | 173.5 | 173.4 | 13,390.4 | 11,113.1 |
| October | 200.0 | 194.1 | 194.1 | 15,012.5 | 12,387.6 |
| November | 204.2 | 197.7 | 197.7 | 15,318.1 | 12,508.7 |
| December | 219.5 | 213.0 | 213.0 | 16,486.0 | 13,453.6 |

## Sources of System Loss

AC System: 0.9%
Shading: 0.0%
Inverters: 0.1%
Reflection: 3.6%
Wiring: 1.2%
Mismatch: 5.4%
Soiling: 5.0%
Irradiance: 0.4%
Temperature: 9.6%